UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Gardner Court Industries Commission File Number: 000-52187

Gardner Court Industries, Inc.
(Exact name of registrant as specified in its charter)

2503 W. Gardner Ct.

Tampa FL 33611

813-335-4343

(Address, including, zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 2

The Registrant never engaged in any active operations and was administratively dissolved by the State of Florida in 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934,

Gardner Court Industries, Inc.

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 23, 2015	By:	/s/ M. Brandon Williams
M. Brandon Williams
President